UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)

SilverSun Technologies, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value

(Title of Class of Securities)

82846H207

(CUSIP Number)

Milton C. Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82846H207

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 190,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 190,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.70%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 82846H207

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000
	8	SHARED VOTING POWER 190,000
	9	SOLE DISPOSITIVE POWER 7,000
	10	SHARED DISPOSITIVE POWER 190,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.84%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 82846H207

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Schedule 13D filed by the undersigned on April 5, 2021, as amended on April 20, 2021, April 30, 2021, June 3, 2021, June 17, 2021 and November 17, 2021 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 6, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)       This statement is filed on behalf of BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.) (“BH”), a Delaware corporation and Milton C. Ault, III (“Ault”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BH. To the best of each Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       Each Reporting Person’s principal business address is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

(c)       The principal occupation of Ault is serving as the Executive Chairman of BH.

BH is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BH owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including defense/aerospace, industrial, automotive, telecommunications, medical/biopharma, and textiles.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        BH is incorporated under the laws of Delaware. Ault is a citizen of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by BH as reported on the Schedule 13D were purchased with working capital in open market purchases. BH expended an aggregate of $786,409.29 for the purchase of the Shares.

The Shares transacted by BH as reported on this Amendment No. 6 decreased BH’s aggregate expenditures by $739,758.90. Consequently, as of the date of this Amendment No. 6, BH has expended an aggregate of $46,650.39 for the purchase of the Shares.

The Shares purchased by Ault as reported on the Schedule 13D were purchased with personal funds in open market purchases. Ault expended an aggregate of $8,770.20 for the purchase of the Shares.

CUSIP No. 82846H207

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 5,061,177 Shares outstanding, which is the total number of Shares outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

BH

(a)	As of the close of business on January 28, 2022, BH beneficially owned 190,000 Shares.

Percentage: Approximately 3.70%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 190,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 190,000

(c)	BH has not entered into any transactions in the Shares during the past sixty days except for the open market transactions conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly-owned subsidiary of BH, engaged in the following transactions in the Shares during the past sixty days:

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Sale of Common Stock	(500)	4.5698	12/13/2021
Purchase of Common Stock	500	4.269	12/14/2021
Purchase of Common Stock	1,000	4.2574	12/17/2021
Purchase of Common Stock	2,000	4.5998	12/21/2021
Purchase of Common Stock	2.000	4.4098	12/31/2021
Sale of Common Stock	(20,000)	5.735	01/05/2022
Sale of Common Stock	(23,000)	3.7224	01/26/2022
Sale of Common Stock	(77,000)	3.2043	01/27/2022
Purchase of Common Stock	500	3.17	01/28/2022
Sale of Common Stock	(120,500)	3.1047	01/28/2022

Ault

(a)	As of the close of business on January 28, 2022, Ault beneficially owned 197,000 Shares.

Percentage: Approximately 3.84%

(b)	1. Sole power to vote or direct vote: 7,000
2. Shared power to vote or direct vote: 190,000
3. Sole power to dispose or direct the disposition: 7,000
4. Shared power to dispose or direct the disposition: 190,000

CUSIP No. 82846H207

(c)	Ault has not entered into any transactions in the Shares during the past sixty days.

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Effective as of the close of business on January 28, 2022, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 82846H207

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     January 31, 2022

BITNILE HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David J. Katzoff
David J. Katzoff Manager

MILTON C. AULT, III

By:	/s/ Milton C. Ault III
Milton C. Ault III An Individual

CUSIP No. 82846H207

SCHEDULE A

Officers and Directors of BitNile Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel
Glen Tellock Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA